OMB APPROVAL
                                           OMB Number   3235-0145
                                      Expires:   October 31, 1997
                                        Estimated Average Burden
                                       hours per response.  14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 33)*

Canal Capital Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

913014106
(CUSIP Number)

Asher B. Edelman, 717 Fifth Avenue,
New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __
Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  (Continued on following page)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Asher B. Edelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    PF,00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /x/

6   CITIZENSHIP OR PLACE OF ORGANIZATION            United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    78,900 (including options on 47,500 shares)

8   SHARED VOTING POWER
    103,000

9   SOLE DISPOSITIVE POWER
    78,900 (INCLUDING OPTIONS ON 47,500 shares)

10  SHARED DISPOSITIVE POWER
    103,000
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    181,900 (including options on 47,500 shares)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    See Item 5                                                /x/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2%

14  TYPE OF REPORTING PERSON*
    IN
                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Regina M. Edelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Brazil

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    185,050

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    185,050

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    185,050

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                              /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.3%

14  TYPE OF REPORTING PERSON*
    IN

                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    A.B. Edelman Limited Partnership

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    1,012,120

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    1,012,120

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,012,120

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    23.4%

14  TYPE OF REPORTING PERSON*
    PN
                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Felicitas Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    3,399

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    3,399

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,399

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 0.1%

14  TYPE OF REPORTING PERSON*
    PN
                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Aile Blanche, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    8,400

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    8,400

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,400

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2%

14  TYPE OF REPORTING PERSON*
    CO
                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Canal Capital Corporation Retirement Plan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION                 New York

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    26,620

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    26,620

10  SHARED DISPOSITIVE POWER
    0
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,620

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.6%

14  TYPE OF REPORTING PERSON*
    EP

                          SCHEDULE 13D

CUSIP No. 913014106                           Page __ of 25 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Edelman Value Fund Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /x/
                                                          (b) /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION   British Virgin Islands

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    103,000

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    103,000
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    103,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.4%

14  TYPE OF REPORTING PERSON*
    CO
CUSIP No. 913014106


     Items 2, 3, 5, 6 and 7 of the Schedule 13D, dated June 1, 1984, relating to the Common Stock, par value $0.01 per share, of Canal Capital Corporation, as amended, (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 2.        Identity and Background

     Item 2 is hereby supplemented and amended by the addition of the following:

     (a) This statement is filed also by Edelman Value Fund Ltd. (the "Fund"), a corporation organized under the laws of the British Virgin Islands. The director of the Fund is Bayard Corporate Services (BVI) Ltd., and the officer and administrator is Bayard (Luxembourg) Administration Ltd. Asher B. Edelman is the investment manager of the Fund, with shared discretion to direct the vote and disposition of securities held by the Fund.

     (b) The principal business address of the Fund is The Creque Building, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The principal business address of the director and officer of the Fund is Residence Center, 1A Rue Du St. Esprit, L-1475 Luxembourg. The principal business address of Asher B. Edelman is 85 Av. General Guisan, Ch-1009 Pully, Switzerland.

     (c) The principal business of the Fund is the investment of funds in securities. The principal occupation of the Fund's director is to serve as a nominee director to off-shore companies. The principal business of the officer of the Fund is to serve as a nominee and administrator to off-shore companies. The principal occupation of Asher B. Edelman is as: General Partner of Asco Partners; a general partner of Arbitrage Securities Company (broker-dealer); General Partner of Plaza Securities Company (investment partnership); and Chairman of the Board and Chief Executive Officer of Datapoint Corporation (telecommunication company).

     (d) Neither the Fund nor Asher B. Edelman has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors).

     (e) The Fund has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto. Except as disclosed in previous amendments to this Schedule 13D, Asher B. Edelman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) The Fund is organized under the laws of the British Virgin Islands. The sole director and the sole officer of the Fund are corporations organized under the laws of the British Virgin Islands. Asher B. Edelman is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration

     Item 3 is hereby supplemented by the addition of the following:

     The 103,000 shares of the Common Stock purchased by the Fund since the date of the last preceding Amendment to this Schedule
13D, at an aggregate cost of $16,035 (including commissions), were purchased with the Fund's working capital.

Item 5.        Interest in Securities of the Issuer

     Item 5(a) is hereby supplemented by the addition of the following:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 4,326,929 shares outstanding, which is the number of shares outstanding at January 18, 1996, as reported in the Company's Form 10-K for the fiscal year ended October 31, 1995, as filed with the Securities and Exchange Commission.

     As of the date hereof:

     (i) Edelman Limited Partnership owns 1,012,120 shares of the Common Stock, constituting approximately 23.4% of the shares outstanding.

     (ii) Mr. Edelman owns directly 31,400 shares of the Common Stock and holds exercisable options on 47,500 shares of the Common Stock, totaling 78,900 shares of the Common Stock. Such shares constitute approximately 1.8% of the shares outstanding (based upon the 4,374,429 shares which would be outstanding upon the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the shares owned by the Fund, Edelman Limited Partnership, Aile Blanche, Regina M. Edelman, Felicitas and the Custodian Accounts which, when aggregated with the shares owned by Mr. Edelman, total 1,579,519 shares (including options on 47,500 shares), constituting approximately 36.1% of the shares outstanding (based upon the 4,374,429 shares which would be outstanding upon the exercise of such options).

     (iii)  Regina M. Edelman owns 185,050 shares of the Common
Stock, constituting approximately 4.3% of the shares outstanding.

     (iv) Aile Blanche owns 8,400 shares of the Common Stock, constituting approximately 0.2% of the shares outstanding.

     (v) Felicitas owns 3,399 shares of the Common Stock, constituting approximately 0.1% of the shares outstanding.

     (vi)  The Retirement Plan owns 26,620 shares of the Common
Stock, constituting approximately 0.6% of the shares outstanding.

     (vii) The Fund owns 103,000 shares of the Common Stock, constituting approximately 2.4% of the shares outstanding.

     (viii)  The Custodian Accounts own 188,650 shares of the
Common Stock, constituting approximately 4.3% of the shares outstanding.

     (ix) Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common Stock: (A) Penelope C. Edelman owns 40,865 shares of Common Stock, constituting approximately 0.9% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 140,110 shares of Common Stock, constituting approximately 3.2% of the shares outstanding; (C) three trusts for the benefit of children of Mr. Edelman, of which Michael E. Schultz (a director of the Company) is trustee (the "Trusts") own a total of 590,186 shares of Common Stock, constituting approximately 13.6% of the shares outstanding; and (D) Mildred Ash owns 107,400 shares of Common Stock, constituting approximately 2.5% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares of Common Stock.

     (x) To the best knowledge of the reporting persons, certain directors and officers of the reporting persons and other affiliated persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Irving Garfinkel, an officer of Edelman Management and Aile Blanche, a director of Datapoint, owns 11,210 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; (B) Gerald N. Agranoff, an officer of Edelman Management, holds exercisable options on 22,000 shares of Common Stock, which constitute approximately 0.5% of the shares outstanding (based upon the 4,348,929 shares which would be outstanding upon the exercise of such options); and (C) Michael Schultz, trustee of the Trusts, owns 58,835 shares of Common Stock and holds exercisable options on 277,500 shares of Common Stock, totaling 336,335 shares of the Common Stock, which constitute approximately 7.3% of the shares outstanding (based upon the 4,604,429 shares which would be outstanding upon the exercise of such options).

     Item 5(b) is hereby supplemented by the addition of the following:

     (b) Mr. Edelman is the Fund's investment manager and shares with the Fund the power to vote and dispose of the shares owned by the Fund.

     Item 5(c) is hereby supplemented by the addition of the following:

     (c) On January 29, 1996, Regina M. Edelman sold 32,000 shares of Common Stock to the Fund through a broker for a price of $.08 per share. On January 30, 1996, the Fund purchased 70,000 shares of Common Stock through a broker for a price of $0.1875 per share. On January 31, 1996, the Fund purchased 1,000 shares of Common Stock through a broker for a price of $.25 per share.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     Item 6 is hereby supplemented by the addition of the following:

     Pursuant to an investment management agreement with the Fund, Asher B. Edelman has shared power to direct the vote and disposition of all of the Common Stock owned by the Fund.

Item 7.        Material to be Filed as Exhibits

     Item 7 is hereby supplemented by the addition of the following:

     1.   Investment Management Agreement between Edelman Value
Fund Ltd. and Asher B. Edelman, dated as of January 1, 1996.
Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1996

                         /s/ Asher B. Edelman
                         Asher B. Edelman, individually, as a
                         general partner of A. B. Edelman
                         Limited Partnership and as attorney-in-
                         fact for each of Canal Capital
                         Corporation  Retirement Plan, Felicitas
                         Partners, L.P., Regina M. Edelman and
                         Aile Blanche, Inc. under Powers of
                         Attorney previously filed with the
                         Securities and Exchange Commission as
                         Exhibits to this Schedule 13D and
                         amendments thereto.


                         EDELMAN VALUE FUND LTD.



                         By:  /s/ B.J.W. D'Ancona, Administrator,
                              /s/ M. Bogers, Administrator
                              Name:   Bayard (Luxembourg)
                                      Administrator Ltd.
                              Title:  Administrator

Conformed Copy

                             EXHIBIT

                 INVESTMENT MANAGEMENT AGREEMENT


          INVESTMENT MANAGEMENT AGREEMENT effective as of the 1st day of January 1, 1996 between EDELMAN VALUE FUND LTD., an international business company organized under the laws of the British Virgin Islands (the "Company"), and ASHER B. EDELMAN, an individual (the "Investment Manager").

          WHEREAS, the Company has been organized for the purpose of investing and trading in securities, commodities and other investment instruments and the Company desires to avail itself of the experience, sources of information, advice and assistance available to the Investment Manager, and desires to have the Investment Manager perform for it various investment management services; and

          WHEREAS, the Investment Manager is willing to perform such services under the terms and conditions hereinafter set forth; and

          WHEREAS, the Investment Manager has received a copy of the Memorandum of Association of the Company (the "Memorandum") and the Articles of Association of the Company (the "Articles");

          NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

          1. Appointment of the Investment Manager. The Investment Manager will act as investment manager to the Company and will manage the investment and re-investment of the cash, securities, commodities and other properties comprising the assets of the Company (the "Managed Assets"). The Investment Manager undertakes to give the Company the benefit of its best judgment and efforts in rendering its services.

          2. Authority of the Investment Manager. In connection with its obligations hereunder, the Investment
Manager, as attorney-in-fact of the Company, will have the authority for and in the name of the Company and without further approval by the Company (except as may be required by law):

               (a) to hold, invest and re-invest the Company's assets, and in connection therewith, to hold part or all of the Company's assets in cash, and to purchase or otherwise acquire or sell, assign, negotiate, transfer, exchange or otherwise dispose of or realize upon and trade in, upon margin or otherwise, all forms of securities and other financial instruments of U.S. and non-U.S. issuers and commodities, including but not limited to shares, stocks, depository receipts, interests in investment companies and mutual funds of all types currencies, interest rates, stock market indices, preorganization certificates and subscriptions, warrants, bonds, notes, debentures, whether subordinated, convertible or otherwise, commercial paper, certificates of deposit, bankers acceptances, trade acceptances, trust receipts and other securities of whatever kind or nature of any person, corporation, government or entity whatsoever, all futures and option contracts traded on any exchange or contract market, all cash spot and forward transactions in any commodities, all over-the-counter options, swaps (equity and commodity) and other derivative instruments now existing or hereafter developed, whether relating to or based on any securities, currencies, rates, indices, any other item referred to above, or any other intangible right or interest, and in rights and options relating thereto, including put and call options (all such items being called a "Security" or "Securities"), and to sell Securities short and cover such sales, to write options thereon, and to exercise on behalf of the Company as owner or holder of Securities, all rights, powers and privileges in respect thereof; and to do any and all acts and things for the preservation, protection, improvement and enhancement in value of any and all Securities;

               (b)  to acquire a long position or a short
position with respect to any Securities and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such position or as to the frequency of the changes in the nature of such positions;

               (c) to purchase Securities for investment and to make such representations to the seller of such Securities, and to other persons, that the Investment Manager may deem proper in such circumstances, including the representation that such Securities are purchased by the Company for investment and not with a view to their sale or other disposition;

               (d)  to borrow or raise monies, enter into
repurchase and reverse repurchase agreements and, from time to time without limitation as to amount or manner and time of repayment, and to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable and nonnegotiable evidences of indebtedness, and to secure the payment of such or other obligations of the Company, by mortgage upon or pledge or hypothecation of, conveyance or assignment in trust of the whole or any part of the properties of the Company whether at the time owned or thereafter acquired;

               (e) to lend funds or properties, either with or without security, which are from time to time owned or held by the Company, to lend securities or commodities of the Company, on terms customary to the Securities or Commodities industry, provided that collateral at least equal in value to the market value of the loaned Securities is deposited by the borrower with the Company;

               (f) to engage personnel, whether part-time or full-time, and attorneys, independent accountants or such other persons as the Investment Manager may deem necessary or advisable;

               (g) to acquire, hold, develop, sell, convey and exploit grants, options, concessions and other exclusive and non-exclusive rights in and to real property or any estate or interest therein or rights thereto and to grant options, concessions or other rights in respect thereof;

               (h) to issue orders and directions to any bank at which the Company maintains a general account with respect to the disposition and application of monies or Securities of the Company from time to time held by such bank; and

               (i)  to open, maintain, conduct and close
accounts, including margin accounts, with any broker, dealer or investment concern, to issue orders and directions to any broker, dealer or investment concern at which the Company maintains an account with respect to the disposition and application of monies or Securities of the Company from time to time held by such broker, dealer or investment concern, and to incur on behalf of the Company, brokerage commissions which may be in excess of the lowest rates available and which are paid to brokers who execute transactions for the account of the Company and who provide brokerage and research or investment management-related services and equipment (e.g., research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific Securities, on-line quotations, news and research services, computer and telecommunications equipment and other equipment or services); provided that the Investment Manager, in employing such brokers, obtains "best execution," taking into account the research and execution capabilities of the brokers and their financial stability and reputation, and does not pay a rate of commission in excess of what is competitively available from comparable brokerage firms.

               (j) to combine purchase or sale orders on behalf of the Company together with other accounts to whom the Investment Manager provides investment services or accounts of affiliates of the Investment Manager (the "Other Accounts") and allocate the securities, commodities or other assets so purchased or sold, on an average price basis, among such accounts. The Investment Manager may enter into arrangements with brokers to open "average price" accounts wherein orders placed during a trading day are placed on behalf of the Company and Other Accounts and are allocated among such accounts using an average price.

          3. Policies of the Company. The activities engaged in by the Investment Manager on behalf of the Company shall be subject to the policies and control of the Board of Directors of the Company. In addition, all investments of the Company shall at all times conform to and be in accordance with the requirements imposed by:

               (a)  any provisions of applicable law;

               (b) provisions of the Memorandum and Articles of the Company, as such Memorandum or Articles may be amended, supplemented or revised from time to time;

               (c)  the policies set forth in the Confidential
Memorandum of the company, as updated from time to time; and

               (d) such policies as may be adopted from time to time by the Board of Directors of the Company.

          4. Reports to the Company. The Investment Manager will submit such periodic reports to the Board of Directors of the Company regarding the Investment Manager's activities hereunder as the Board of Directors of the Company may reasonably request.

          5. Status of the Investment Manager. The Investment Manager shall for all purposes be an independent contractor and not an agent or employee of the Company; nor shall anything herein be construed as making the Company a partner or co-venturer with the Investment Manager. Except as specifically provided herein, the Investment Manager shall have no authority to act for, represent, bind or obligate the Company.

          6.   Use of Investment Manager's Name.

               (a) The Company may use, subject to paragraph (b) of this Section 6, the name "Edelman" or any component, abbreviation or other name derived therefrom only for so long as this Agreement (or any extension, renewal or amendment hereof) remains in effect, unless the Investment Manager shall specifically consent to such continued use thereafter. Any such permitted use by the Company (whether during the term hereof or thereafter) shall in no way prevent the Investment Manager from using or permitting the use of any such name (whether singly or in any combination with any other words) for, by or in connection with any entity or enterprise other than the Company, whether or not such use directly or indirectly competes with or conflicts with the Company or its business in any manner.

               (b) The Company shall not publish or distribute to its shareholders, prospective investors, placement agents or other members of the public any disclosure document, advertising materials or other document referring by name to the Investment Manager unless the Investment Manager shall have consented to such references in the form and context in which they appear.

               (c) Except to the extent specifically permitted pursuant to paragraph (a) of this Section 6, in the event that the Investment Manager shall cease to act as such on behalf of the Company, the Company shall promptly cause its Memorandum and Articles to be amended to delete from its name the "Edelman" or any component, abbreviation or other name derived therefrom. Thereafter the Company shall 1. cease to use the "Edelman" or any component, abbreviation or other name derived therefrom or deceptively similar thereto in any way whatsoever; and 2. for such period and in such manner as may be reasonably required by the Investment Manager, state in a prominent position and in prominent type on all letterheads and other materials designed to be read by the Company's shareholders or prospective investors that the Investment Manager has ceased to act as such on behalf of the Company.

          7. Reimbursement by the Company. The Investment Manager may retain, in connection with its responsibilities hereunder, the services of others to assist in the investment advice to be given to the Company, but payment for any such services shall be assumed by the Investment Manager and the Company shall not have any liability therefor; provided, however, that the Investment Manager may in its discretion retain the services of legal counsel to advise it in connection with the performance of its activities on behalf of the Company hereunder and the Company shall bear full responsibility for and the expense of any legal fees and disbursements arising therefrom.

          8.   Fees.

               (a) The Company shall pay the Investment Manager as full compensation for the services performed by the Investment Manager and the facilities furnished by the Investment Manager,
(i) a fixed quarterly fee equal to 0.25% (1% annual rate) of the Company's Net Asset Value (as such term is defined in the Articles of the Company) as of the first day of each calendar quarter (the "Management Fee") and (ii) an incentive fee, payable quarterly equal to 20% of the net realized and unrealized appreciation on March 31, June 30, September 30, and December 31 of each fiscal year, if any, in the Net Asset Value per Class B share of each Class B share of the Company issued and outstanding during such period, determined net of all accrued expenses of the Company including quarterly Management Fees during such period; (the "Incentive Fee"); provided, however, that an Incentive Fee will only be paid with respect to the appreciation in the Net Asset Value of a Class B share in excess of the prior high Net Asset Value used to determine the last Incentive Fee paid with respect to such Class B share (or if none has been paid, the appreciation in excess of the Net Asset Value of such Class B share on the date such Class B share was issued). An initial Management Fee will be paid on a pro rata basis for the period between the commencement of the Company's operations and the beginning of the next calendar quarter.

               (b) Payment of the Management Fee shall be made in advance on or promptly following the first day of each calendar quarter. Payment of the Incentive Fee for each quarterly period shall be made promptly after the end of such period, but shall be subject to adjustment based on the final audited financial statements of the Company for such fiscal year. For the purposes hereof, the Net Asset Value of the Company shall be computed in the manner specified in the Company's Articles, as amended from time to time. If this Agreement is terminated or if the Company accepts a subscription for shares at any time other than at the end of the quarterly period, the Incentive Fee shall be determined and paid as of such date. Each payment for services to the Investment Manager shall, at the request of the Investment Manager, be accompanied by a report of the Company, prepared either by the Company or by an established firm of independent public accountants, which shall show the amount properly payable to the Investment Manager under this Agreement, and the manner of computation thereof.

          Notwithstanding the foregoing, in the event there should be in effect a deferred incentive fee agreement between the Company and the Investment Manager, the Investment Manager may elect to be paid the Incentive Fee pursuant to such deferred incentive fee agreement.

          9.   Expenses and Functions of the Company.  The
Company shall bear full responsibility for and the expenses of:

               (a)  directors' and officers' fees and salaries;

               (b)  custodian fees;

               (c) payment of taxes other than those incurred in connection with facilities and services rendered by the Investment Manager at the Investment Manager's expense;

               (d)  the Company's legal fees and disbursements;

               (e) maintenance of its corporate records and books of account, including auditing fees and disbursements;

               (f) organization and conduct of its directors' and shareholders' meetings and the preparation and distribution of all of its shareholders' reports and other communications with shareholders;

               (g) the calculation of the net asset value of its shares, in a manner determined by its Board of Directors and the publication thereof;

               (h)  soliciting sales and acceptance of
subscriptions for its shares;

               (i)  issuing, transferring and redeeming its
shares and of paying dividends or making other distributions thereon;

               (j) brokerage commissions on its purchases and sales of Securities;

               (k)  its communications with the public; and

               (l) other operations and expenses not related to functions assumed by the Investment Manager hereunder.

          10. Expenses of the Investment Manager. The Investment Manager will render the services set forth in paragraph 2 of this Agreement at its own expense, including without limitation, the salaries of employees necessary for such services, the rent and utilities for the facilities provided, and other advisory and operating expenses (except expenses assumed by the Company under this Agreement and except to the extent such services or facilities are provided through "soft dollars" generated by the Company).

          11. Exculpation; Indemnification. The Investment Manager, his affiliates, employees and agents, shall not be liable for any acts or omissions of any error of judgment or for any loss suffered by the Company in connection with the subject matter of this Agreement, except loss resulting from willful misfeasance, bad faith or gross negligence in the performance by the Investment Manager, his affiliates, employees and agents of obligations and duties hereunder or by reason of the Investment Manager's reckless disregard of its obligations and duties hereunder. The Company shall indemnify the Investment Manager, his affiliates, employees and agents (an "Indemnified Person") against any and all costs, losses, claims, damages or liabilities, joint or several including, without limitation, attorney's fees and disbursements, resulting in any way from the performance or non-performance of their duties hereunder, except those resulting from the willful malfeasance, gross negligence, bad faith or reckless disregard of an Indemnified Person of their obligations and duties hereunder. The Company shall advance to an Indemnified Person (to the extent that it has available assets and need not borrow to do so) reasonable attorney's fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance. The Investment Manager, agrees, and each other Indemnified Person will agree, that in the event he receives any such advance, he shall reimburse the Company for such fees, costs and expenses to the extent that it shall be determined that he was not entitled to indemnification under this Section 11.

          12. Activities of the Investment Manager and Others. The Investment Manager, his affiliates, employees and agents may engage, simultaneously with their investment management activities on behalf of the Company, in other businesses, and may render services similar to those described in this Agreement for other individuals, companies, trusts or persons, and shall not by reason of such engaging in other businesses or rendering of services for others be deemed to be acting in conflict with the interests of the company.

          13. Term. This Agreement shall remain in effect until December 31, 1996, and from year to year, thereafter, except that it may be terminated in writing by the Investment Manager or the Company, respectively upon 90 days notice prior to the end of any year.

          14. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all terms and provisions hereof shall be construed under the laws of the State of New York.

          15. Modifications. This Agreement shall not be modified, except in writing, without the consent of the other party.

          16. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, but the rights and obligations hereunder shall not be assignable, transferable or delegable without the written consent of the other party hereto and any attempted assignment, transfer or delegation thereof without such consent shall be void. The foregoing shall not prevent an assignment by the Investment Manager in connection with any transaction which does not result in a change of its actual control or management.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 1st day of January, 1996.


                              EDELMAN VALUE FUND LTD.


ATTEST:                  By:  /s/ B.J.W. D'Ancona, Administrator,
                              /s/ M. Bogers, Administrator
                              Name:   Bayard (Luxembourg)
/s/ Gerard Lecuit                     Administrator Ltd.
     Secretary                Title:  Administrator



                              ASHER B. EDELMAN


ATTEST:
                              /s/ Asher B. Edelman
                                Signature

/s/ Frances Saperstein